05011523

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 21, 2005

SUPPL

SEC MAIL RECEIVED SEP 26 2005 WASH. D.C. 213 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 21, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
September 20, 2005	Stock Exchange Announcement – Trading Statement/Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 28 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-90.doc
T: 093005

9/28

REG-Electrocomponents Trading Statement

RNS Number:4747R
Electrocomponents PLC
20 September 2005

Embargoed until 7.00am 20 September 2005

Electrocomponents plc - Trading Update

Electrocomponents plc, the major international high-service distributor of electronic, electrical and industrial supplies, is today giving a trading update ahead of its results for the 6 months ended 30 September 2005.

The Board expects that Group profit before tax, and one-off costs for the 6 months ending 30 September 2005 will be around 30% below last year.

Up to the end of August, Group sales (adjusted for exchange rates and trading days) followed the previously announced pattern with sales growth of around 3%. However, in the first two weeks of September, UK sales have declined from -3% in the period to the end of August, to -6% in September. There has been continued strong growth in North America, Asia and the smaller European markets. Sales in France, Germany and Italy continue to show some recovery.

Year-on-year gross margins have declined by around 1.5% points as a result of realigning selling prices, targeted customer discounts and product mix. This decline has occurred throughout most of the Group but the biggest impact remains in the UK.

In the UK, one-off costs of around £1.5m have been incurred in this half-year, which will have an annualised benefit of around £2m.

UK EBS system testing is progressing well and we are increasingly confident of a successful implementation in the last quarter of this financial year. To achieve this we have increased the level of internal and external support, which has resulted in the forecast revenue costs increasing from £18m to £25m in this financial year.

The Board's view of the medium term prospects for the Group has not changed which supports the maintained level of dividend for the next three years.

The full results for the six months will be announced on 8 November 2005. International Financial Reporting Standards will be used in reporting these results.

There will be a telephone conference call today at 09.00am for analysts and investors. Dial-in instructions are set out below.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	020 7886 8440

Details of telephone dial in instructions:

Date: 20 September 2005
UK Time: 08:50am for 09:00 am

UK Local Call Dial-In: 0845 140 0165
UK Free Call Dial In: 0800 953 0936
Europe & International Dial-In: +44 (0) 1452 568 061
Canada Toll Free Dial In: 18665 137 175
USA Toll Free Dial-In: 1866 224 2972
Quote Reference Number: 9739195

Chairman: Ian Mason

Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, many of which are beyond the control of the Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.